Notice to ASX/LSE 4 April 2023 Rio Tinto to support ERA’s entitlement offer to raise funds for Ranger rehabilitation Rio Tinto will support Energy Resources of Australia Ltd’s (ERA) recently disclosed plans for an Interim Entitlement Offer (IEO), which seeks to raise up to A$369 million to address funding requirements for the Ranger Rehabilitation Project in Australia’s Northern Territory to the end of Q2 2024. Rio Tinto, which owns 86.3% of ERA’s shares, has pre-committed to subscribe for its full entitlements under the terms of the IEO, at a cost of A$319 million. Rio Tinto Chief Executive, Australia, Kellie Parker said “We are committed to ensuring the critical rehabilitation of Ranger is completed to a standard that will establish an environment similar to the adjacent Kakadu National Park.” Rio Tinto notes that ERA has, in the IEO offer material, recognised the Mirarr People’s opposition to further uranium mining on their land. This was a relevant factor in Rio Tinto’s recent decision to no longer report the Jabiluka deposit as a mineral resource. Rio Tinto also recognises that the Mirarr People’s continued involvement in and support of the Ranger Rehabilitation Project is critical for its timely completion and success. As announced by ERA today, funds from the IEO are not expected to generate any financial return and will be dedicated strictly to the Ranger Rehabilitation Project and repayment of the credit facility. Funds raised from this IEO will be partly used to repay a A$100 million credit facility provided by Rio Tinto to assist ERA with its management of immediate liquidity issues. Exhibit 99.4

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